Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Fidelity Amend their Pricing and Payment terms for Gold Producers

February 6, 2015: Caledonia Mining Corporation ("Caledonia") notes that the Zimbabwean Government is taking further steps to assist its mining industry. On Tuesday 3 February, Fidelity Printers and Refiners Limited ("Fidelity") amended their pricing and payment terms which apply to the Blanket Mine from a discount on gold sales of 1.5 per cent to 1.25 per cent; this is in addition to the reduction in the royalty rate from 7 per cent to 5 per cent in October 2014.

Fidelity is controlled by the Zimbabwean authorities and is responsible for the final refining and marketing of all gold produced in Zimbabwe.

Steve Curtis, CEO, said:

“The Company welcomes all encouraging movements from the Zimbabwean government towards further supporting the nation’s mining industry, and, Fidelity’s announcement on Tuesday will also improve Caledonia’s cost efficiency in future gold sales.”

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/ James Black Tel: +44 20 7260 1000

BlytheWeigh Tim Blythe/Halimah Hussain/George Yeomans Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.